      As filed with the Securities and Exchange Commission on June 4, 1999
                      Registration No. 333-72785


                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                             _______________

                      POST-EFFECTIVE AMENDMENT NO. 1
                                    TO
                                 FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                             _______________

                         THE KUSHNER-LOCKE COMPANY
          (Exact name of registrant as specified in its charter)

        CALIFORNIA                                      95-4079057
(State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                   Identification No.)

                      11601 WILSHIRE BOULEVARD, 21ST FLOOR
                         LOS ANGELES, CALIFORNIA 90025
                                 (310) 481-2000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                DONALD KUSHNER
                           THE KUSHNER-LOCKE COMPANY
                      11601 WILSHIRE BOULEVARD, 21ST FLOOR
                         LOS ANGELES, CALIFORNIA 90025
                                 (310) 481-2000
           (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)

                                 _______________


     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
[X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [   ]

                               PROSPECTUS

                            1,411,153 SHARES

                       COMMON STOCK, NO PAR VALUE

                       THE KUSHNER-LOCKE COMPANY

     The shareholders of The Kushner-Locke Company listed on pages 19 and 20 may offer and sell up to 1,411,153 shares of Kushner-Locke Common Stock under this prospectus. We will not receive any part of the proceeds from any such sale.

     Upon exercise of certain warrants and options and/or upon conversion of certain convertible securities currently outstanding, we will issue up to 211,153 shares of Common Stock to certain of the shareholders listed on pages 19 and 20 pursuant to this Prospectus. We will receive gross proceeds of approximately $2,044,000 if all such warrants and options are exercised.

     The selling shareholders may offer their stock through public or private transactions, on or off a United States exchange, at prevailing market prices, or at privately negotiated prices.

     Our Common Stock is listed on the NASDAQ National Market under the symbol KLOC and on the Pacific Stock Exchange under the symbol KLO.


     This investment involves a high degree of risk. See "Risk Factors"
       beginning on page 3 for a discussion of some of these risks.
                               _______________


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is June 4, 1999

                            ABOUT KUSHNER-LOCKE

GENERAL

     The Kushner-Locke Company is a leading independent entertainment company which principally develops, produces, and distributes original feature films and television programming. Our feature films are developed and produced for the theatrical, made-for-video and pay cable motion picture markets. Our television programming has included television series, mini-series, movies-for-television, animation, reality and game show programming for the major networks, cable television, first-run syndication and international markets.

     We established our feature film production operations in 1993. In 1994, we established an international theatrical film subsidiary to expand into foreign theatrical distribution. In 1995, we formed KLC/New City
Tele-Ventures ("KLC/New City"), a joint venture 82.5% owned by us, to acquire films for distribution through emerging new delivery systems, including pay cable, pay-per-view, basic cable, video-on-demand and satellite systems. In late 1997, we acquired control of 800-U.S. Search, a leading provider of fee-based public record search and other customized individual reference services. In February 1998, we established KL/Phoenix, an 80% owned entity, which distributes feature films, television and video product throughout Latin America and to launch a 24 hour Spanish language movie channel called Gran Canal Latino.

     In 1997 we entered into an agreement in principle with Universal Studios, Inc., whereby we have the right to distribute in international territories up to nine moderate to high-budget motion pictures over a three-year period.

     Our feature film activities can be grouped into three areas: production and distribution of a limited number of higher-budget films intended for wide-screen domestic theatrical release, production and distribution of low-to-moderate budget films released direct-to-video or on pay cable television, and distribution licensing of acquired film rights. In certain cases, our low-to-moderate budget films may have a limited theatrical release or a pay cable premiere before being released in home video.

     In addition, we continue to acquire domestic cable rights for films for distribution through KLC/New City, including over 125 low budget feature films which are distributed to the pay-per-view, pay cable, basic cable and other ancillary markets. We also continue to acquire the international distribution rights to films for distribution through Kushner Locke International, Inc.

     Since we commenced our business in 1983, we have produced or distributed over 1,000 hours of original television programming, including various television series, movies-for-television and mini-series.


     We own 50% of TV First, a partnership that purchases media time for Christian music infomercials and commenced retail marketing of compact discs and audio and video cassettes in fiscal 1999.

     Our executive offices are located at 11601 Wilshire Boulevard, Suite 2100, Los Angeles, California 90025, and our telephone number is
(310) 481-2000.


800-U.S. SEARCH

     General. 800-U.S. SEARCH (referred to in this prospectus as "Search"), an 80% owned subsidiary, is a leading provider of fee-based public record search and other customized individual reference services. Search uses a wide variety of public records and other publicly available information pertaining to individuals.

     Search's services are marketed through its branded "Public Records Portal" Internet Website 1800USSEARCH.COM and through its direct response 1 (800) US-SEARCH telephone number. In January 1999, Search introduced Internet based "Instant Searches," which instantly displays the results of people locate searches and national death certificate searches. Search operates a 24 hour, seven days a week sales and service center, where its employees research, aggregate and cross-check data from a wide variety of sources. Research results are placed in a pre-formatted template and then delivered to Search's customers via e-mail, fax or U.S. mail.

     Search continues to develop new technologies to provide access to public record information databases in a convenient, cost-saving and valuable way.

     Search's executive offices are located at 9107 Wilshire Blvd., Suite 700, Beverly Hills, California 90210, and its telephone number is (310) 553-7000.


GRAN CANAL LATINO

     In November 1998, we launched Gran Canal Latino, our first satellite channel, through KL/Phoenix. KL/Phoenix is a newly-formed 80%-owned subsidiary. Gran Canal Latino broadcasts 24 hours a day, with a selection of Spanish language films mostly from Spain. Gran Canal Latino's satellite transmission reaches the United States and all of Latin America including Mexico. Under a distribution arrangement with Enrique Cerezo, we are broadcasting selections from 1,500 Spanish language movie titles.


CERTAIN DEVELOPMENTS

     In December 1998, we sold and issued to certain accredited investors 1,200,000 shares of Common Stock in a $6,000,000 private placement with Allen & Company, Incorporated as placement agent. We received net proceeds of approximately $5,673,000 after deducting a 5% placement agency fee and certain reimbursable expenses of Allen & Company. The Common Stock was issued pursuant to exemptions from the registration requirements of the Securities Act of 1933 and the related regulations. All of such shares of Common Stock are being registered for resale in the registration statement of which this Prospectus is a part.

     In January 1999, we agreed to provide up to $5,500,000 of bridge financing to Search for working capital in the form of convertible subordinated notes (the "Notes"). The Notes will be convertible in whole or in part into Search common stock at the rate of one share of Search common stock per $2,000 of principal amount of the Notes. Search will pay us an origination fee of 10% of the amount loaned to Search, issue warrants to purchase up to 500 shares of Search common stock at an exercise price of $2,500 per share, and issue warrants to purchase up to an additional 500 shares of Search common stock at an exercise price of $3,000 per share. The warrants will be proportionately reduced in the event we do not loan at least $5,000,000 to Search. As a result of this financing, our percentage ownership in Search may increase above 80% (as of May 20, 1999).

     In April 1999 we called for the redemption effective May 14, 1999 of all Class C Redeemable Common Stock Purchase Warrants and all 10% Convertible Subordinated Debentures, Series A Due 2000. Holders of 792,282 warrants elected to exercise such warrants for common stock, and we received approximately $5,406,000 of net proceeds. The remaining 14,410 warrants were redeemed for an aggregate of approximately $1,400. Holders of $49,000 principal amount of the 10% Convertible Subordinated Debentures, Series A Due 2000 elected to convert their holdings into 6,435 shares of common stock, and the remaining $28,000 aggregate principal amount were redeemed for approximately $31,000 including interest.


                             RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be exhaustive, particularly with respect to future filings.


SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     You should be aware that this prospectus contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, or general business prospects. Words such as "expects," "may," "will,"
"anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions often identify forward-looking statements. The forward-looking statements in this prospectus reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described below together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase any securities.


LIQUIDITY AND FINANCING REQUIREMENTS.

     In December 1998, our banks increased our maximum syndicated revolving credit facility to $75 million from $60 million. As of June 3, 1999, the balance of such credit facility was approximately $65.5 million, leaving approximately $2.5 million available out of a $68 million borrowing base.


     We require substantial working capital to fund our current business and potential future growth. We have experienced negative cash flow from operations over the past three fiscal years and expect to continue to experience significant negative cash flow from operations in the future. We currently believe that our existing capital resources may not be sufficient to fund all activities in our current business plan for the next 12 months.
We will seek other sources of financing during the next 12 months. We will need to raise additional funds in order to (1) support more rapid production and distribution, (2) develop new or enhanced products or services, (3) respond to competitive pressures, (4) acquire complementary businesses or technologies, (5) provide additional working capital to fund the operations of Search or (6) respond to unanticipated events. Our future liquidity and capital requirements will depend upon numerous factors, many of which are outside our control, including the success of our existing and new products or service offerings and competing technological and market developments.

     Any additional equity financing may dilute existing shareholders. If new equity securities are issued, the percentage ownership of our shareholders prior to such issuance will be reduced and the net book value of their shares may be diluted. Any possible debt financing, including further increases of our syndicated revolving credit agreement, if available, may involve covenants limiting or restricting our operations or future opportunities.

     We may be unable to raise additional funds when needed on terms we consider to be favorable or acceptable. If such funds are unavailable when required or on acceptable terms, we may be unable to (1) develop or enhance our products or services, (2) take advantage of future opportunities or (3) respond to competitive pressures or unanticipated requirements. Any of such limitations could materially and adversely effect on our business, financial condition, results of operations and prospects.


VARIABILITY OF QUARTERLY RESULTS; PRIOR LOSSES.

     Our operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter, depending in large part on the delivery or availability dates of our programs and product and the amount of production costs incurred and amortized in the period. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of a fiscal year may not be indicative of results expected for the entire fiscal year. In addition, primarily as a result of significant net losses in fiscal 1993, 1994, 1995, 1997 and 1998 and through March 31, 1999, we had an accumulated deficit of $24,655,000 at March 31, 1999.


DEPENDENCE ON A LIMITED NUMBER OF PROJECTS.

    We depend on a limited number of films, television programs and other projects that change from period to period for a substantial percentage of our revenues. The change in projects from period to period is due principally to the opportunities available to us and to audience response to our films and programs which are unpredictable and subject to change. During fiscal 1998, we recognized approximately 35% of revenues from the delivery and/or availability of 25 feature films, and approximately 24% of revenues from the delivery and/or availability of a network series and two first run syndication television series. During fiscal 1997, we recognized approximately 35% of revenues from the delivery and/or availability of 18 feature films and approximately 40% of revenues from the delivery and/or availability of two network series and two first run syndication television series.

     The loss of a major project, unless replaced by new projects, or the failure or less-than-expected performance of a major project could have a material adverse effect on our results of operations and financial condition as well as the market price of our securities. We may be unable to generate the same level of new projects as we have in the past. Further, the projects we release may be unsuccessful.


CERTAIN ACCOUNTING POLICIES; AMORTIZATION OF FILM COST.

     We generally recognize program or film revenues when a program or film is either delivered or available for delivery. Capitalized production costs are amortized each period based upon the current period's gross revenues versus management's estimate of anticipated total gross revenues from the program or film during its useful life. Accordingly, if management reduces its estimate of the future revenues of a program or film, a significant write-down and a corresponding decrease in earnings could result in the quarter and fiscal year in which such write-down is taken.


DEPENDENCE ON KEY PERSONNEL.

     KUSHNER-LOCKE. We are dependent on the efforts and abilities of Donald Kushner and Peter Locke, our founders and principal executive officers, and certain other members of senior management. We have obtained and we are the beneficiary of term life insurance policies on each of the lives of Messrs. Kushner and Locke in the amount of $5,000,000 each. Our business may be materially adversely affected if Messrs. Kushner or Locke, or one or more other key personnel were to leave. The syndicated revolving credit agreement with Chase Manhattan Bank, as agent, includes as events of default (1) the failure of either Messrs. Kushner or Locke to be our Chief Executive Officer or (2) any person or group acquiring ownership or control of our capital stock having voting power greater than the voting power at the time controlled by Messrs. Kushner and Locke combined (other than an institutional investor able to report its holdings on Schedule 13G which holds no more than 15% of such voting power). Such an event of default could occur and if it occurs, the bank may not waive such default.

     SEARCH. Search's success also depends to a significant degree upon the continued contributions of its executive management team, including Peter Locke and Donald Kushner. Search's success will also depend upon its technical, marketing and sales personnel. Search's employees, including its senior management, generally may voluntarily terminate their employment with Search at any time and competition for qualified employees is intense. Search's success also depends upon its ability to attract and retain additional highly qualified senior management and technical, sales and marketing personnel to supplement existing personnel. The process of locating and hiring such personnel with the combination of skills and attributes required to carry out Search's strategy is often lengthy and potentially costly. The loss of the services of key personnel or the inability to attract additional qualified personnel to supplement or, if necessary, to replace existing personnel, could have a material adverse effect on our business, financial condition, results of operations and prospects.


PRODUCTION DEFICITS.

     The revenues from pre-sales, output arrangements and the initial licensing of television programming or films may be less than the associated production costs. Our ability to cover the production costs of particular programs or films is dependent upon the availability, timing and the amount of such revenues obtained from third parties. In any event, we are generally required to fund at least a portion of production costs, pending receipt of such revenues, out of our lines of credit or working capital. Although our strategy generally is not to commence principal photography without first obtaining commitments which cover all or substantially all of the budgeted production costs, from time to time we may commence principal photography without having such commitments. In the past, we have commenced principal photography on a limited number of projects prior to obtaining commitments which cover substantially all of the budgeted production costs but were able subsequently to obtain commitments to cover substantially all of such costs. Each such project was one which we believed would be successful and for which we determined it was necessary to begin principal photography quickly. We may be unable to cover project costs in the future if we were to undertake projects prior to making adequate pre-sales.


TELEVISION AND FEATURE FILM INDUSTRIES.

     The production and distribution of feature films and television programs involves a substantial degree of risk. The success of an individual feature film or television program depends upon subjective factors, such as the personal tastes of the public and critics, and alternative forms of entertainment. These factors do not necessarily bear a direct correlation to the costs of production and distribution. There is a risk that some or all of our projects will not be successful, resulting in costs not being recouped and losses being incurred.

     The networks typically pay license fees for television projects equal to approximately 70-90% of the production budget as the project is being produced. Foreign sales, which are typically paid when the project is made available or delivered to broadcasters, usually cover the remainder of the production budget. However, with feature film production, approximately 80-100% of the production budget is covered by foreign and domestic sales which are typically payable when the project is available for release in different media. We have become increasingly subject to the risk of the longer lead times for completion of new product and receipt of related cash flow from feature films as we have shifted our product mix to more network television and feature films from exclusively network television programs.


COMPETITION.

     KUSHNER-LOCKE. Competition in the motion picture, television and satellite distribution industries is intense. We compete with the major motion picture studios, numerous independent producers of feature films and television programming and the major U.S. networks for the services of actors, other creative and technical personnel, creative material and, in the case of network television programming, for the limited number of time slots for episodic series, movies-of-the-week and mini-series. Many of our principal competitors have greater financial, distribution, technical and creative resources than we do.

     SEARCH. The individual reference service industry is highly competitive and highly fragmented. Search's primary current competitors in the area of person locator searches include major telephone companies and other third parties who publish free printed or electronic directories and private investigation firms. Search's primary competitors for individual background searches include such companies and firms, as well as LEXIS-NEXIS, a division of Reed Elsevier Inc., The Dun & Bradstreet Corporation, Reuters Limited, Avert, Inc., and a significant number of companies operating on either a national scale or a local or regional basis. Many of these companies have greater financial and marketing resources than Search and may have significant competitive advantages through other lines of business and existing business relationships.

     Search also competes with online services and other Web site operators, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising space or programs. Furthermore, additional major Internet and other companies with financial and other resources greater than those of Search may introduce new Internet products and services in direct competition with Search. Search's competitors or potential competitors may develop services that are superior to those of Search, develop services less expensive than those of Search or achieve greater market acceptance with their services than Search achieves with its services.


RELIANCE ON STRATEGIC RELATIONSHIPS IN INTERNET MARKET.

     An important element of Search's current business strategy is to enter into agreements with Internet companies to direct and attract traffic to Search's Web site. Search has recently entered into agreements with Internet companies to expand opportunities to attract page views to Search's Web site and generate sales. Search expects to enter into similar agreements in the future. Search anticipates that certain up-front and continuing payments and royalty payments pursuant to such agreements will constitute a significant portion of its expenses in future periods. Search's success will depend upon the ability of Search to maintain these relationships and develop additional such relationships, and upon these arrangements generating page views to Search's Web site and ultimately sales of our services. Search may not maintain its existing relationships or enter into new relationships with Internet companies, and Search may not generate sales from such relationships. Any early termination of certain existing agreements, or failure after termination to enter into or to renew agreements with Internet companies on terms favorable to Search, could have a material adverse effect on our business, financial condition, results of operations and prospects.


UNCERTAIN ACCEPTANCE AND MAINTENANCE OF THE 1-800-USSEARCH BRAND.

     We believe that establishing and maintaining the 1-800-USSearch brand through its marketing campaign and creation of consumer confidence in Search's services is critical to its efforts to attract customers to its Web site. We will be unsuccessful in promoting and maintaining Search's brand if Search's capital resources are not sufficient to maintain current and anticipated future levels of advertising or if customers do not perceive the content of Search's services to be of high quality. Our business, financial condition, results of operations and prospects may be materially and adversely affected as Search incurs additional expenses to improve its services and promote and maintain its brand.


RISKS ASSOCIATED WITH OFFERING NEW SERVICES.

     Search plans to introduce new and expanded services in order to generate additional revenues and attract more customers. Search may be unable to offer new services in a cost-effective or timely manner or customers may not accept any such efforts. If offered and accepted, such new services may be unprofitable. Any new service launched by Search that is not favorably received by customers could damage Search's reputation for existing services or its brand name.

Expansion of Search's services in this manner will also require significant additional expenses and development and may strain our management, financial and operational resources. Search's inability to generate revenues from such expanded services sufficient to offset their cost could have a material adverse effect on our business, financial condition, results of operations and prospects. Finally, certain new services, such as background checks, may be subject to state licensing requirements. We may be unable to offer such services in one or more jurisdictions if Search is unable to obtain required licenses.


RAPIDLY CHANGING TECHNOLOGY, STANDARDS AND CONSUMER DEMANDS.

     The markets for Search's services are characterized by rapidly changing technology, emerging industry standards and customer requirements that are subject to rapid change and frequent new service introductions. These characteristics are exacerbated by the emerging nature of the electronic commerce market and the expectation that many companies may introduce new Internet products and services addressing this market in the near future. Search may be unsuccessful in developing new services or enhancing its existing service on a timely basis. If Search develops new services or enhances existing services, such services may not effectively address customer requirements and achieve market acceptance. Our business, financial condition, results of operations and prospects would be materially and adversely affected if Search, for technological or other reasons, is unable to develop and enhance such services in a manner compatible with emerging industry standards and that allows it to attract and expand a customer base.


RISK ASSOCIATED WITH REGULATORY MATTERS.

     FINANCIAL INTEREST AND SYNDICATION RULES. The Federal Communications Commission ("FCC") repealed its financial interest and syndication rules, effective as of September 21, 1995. Those FCC rules, which were adopted in 1970 to limit television network control over television programming and thereby foster the development of diverse programming sources, had restricted the ability of the three established, major U.S. television networks (i.e., ABC, CBS and NBC) to own and syndicate television programming. We believe that there has been an increase in in-house productions of programming for the networks' own use and potentially a decrease of programming from independent suppliers such as us.

LOCAL CONTENT AND QUOTA REQUIREMENTS. Our programming may be subject to local content and quota requirements, and/or other limitations, in international markets which prohibit or limit the amount of programming produced outside of the local market. Such restrictions, or new or different restrictions, could have an adverse impact on our operations in the future should we be unable to perform under those requirements or limitations. We believe these requirements have not affected our licensing of programs in international markets to date.

FCRA AND ADA. In connection with certain services Search provides, particularly individual background checks used for certain purposes, Search may be considered a "consumer reporting agency" as such term is used in the Fair Credit Reporting Act, as amended ("FCRA"), and, therefore, may be required to comply with the various consumer credit disclosure requirements of the FCRA. While Search intends to comply with the FCRA as a "consumer reporting agency" in connection with providing individual background checks for employment purposes in the future, the procedures which we implement may be deemed insufficient. Search's limited procedures to date to avoid being regulated as a consumer reporting agency by attempting to restrict its individual background check service to permissible purposes (which do not permit use for employment purposes) may be deemed insufficient. Willful or negligent noncompliance with the FCRA, including with respect to Search's prior operations, could result in civil liability to the subjects of reports.

     The Americans with Disabilities Act of 1990 ("ADA") contains pre-employment inquiry and confidentiality restrictions designed to prevent discrimination in the hiring process against individuals with disabilities. The use by Search's customers of certain information sold to them is also regulated, both in respect to the type of information and the timing of its use by the ADA. There are a number of states which have laws similar to the FCRA, and some states which have laws more restrictive than the ADA. Many state laws limit the type of information which can be made available to the public. Certain state laws may require Search to be licensed in order to conduct its background check business within those states. Customers in such states can access Search's Web site, which may subject Search to the laws of such states because residents of such state order services through Search's Web site and Search mails, faxes or e-mails reports to the resident within such state. In the event Search is determined to have violated any of the federal or state laws referred to herein, Search could be subject to substantial civil and/or criminal liability which would have a material adverse effect on our business, financial condition, results of operations and prospects.

PRIVACY AND CONSUMER ISSUES. Many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly consumer credit reports (which Search does not provide). Search uses the social security numbers of individuals to search various databases, including those of consumer credit reporting agencies. Attempts have been made and can be expected to continue to be made by various federal regulators and organized groups to adopt new or additional federal and state legislation to regulate the use of personal information. Federal and/or state laws relating to access and use of personal information, in particular, and privacy and civil rights, in general, amended or enacted in the future could materially adversely impact our business, financial condition, results of operations and prospects.

GENERAL BUSINESS ISSUES. Search is also subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. A number of new or changed laws, governmental policies and/or regulations may be adopted, or cases may be decided, with respect to the Internet or commercial online services covering issues such as property ownership, user privacy, libel, pricing, acceptable content, copyrights, trademarks and/or other intellectual property rights, distribution, taxation, access charges and other fees, and quality of products and services. Such laws, governmental policies and/or regulations could significantly increase the costs incurred by Internet Service Providers ("ISPs"), and such increased costs could be passed along to Internet end users who obtain access to the Internet from such ISPs, with such cost increases possibly taking the form of increased end user fees. This could result in increased costs being passed along to Search and ultimately to end users. Such cost increases could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Certain telephone carriers have petitioned governmental bodies to regulate ISPs and online service providers in a manner similar to long distance telephone carriers and to impose access fees on ISPs and online service providers because of the Internet's increasing burden on the existing telecommunications infrastructure and resulting interruptions in phone service, the present policy of the Federal Communications Commission of not imposing access charges or Universal Service Fund funding obligations on ISPs, the ability of ISPs to route long distance telephony-type traffic over the Internet in competition with the services of traditional long distance telephone carriers, or for other competitive concerns. The costs of communicating on the Internet would increase substantially if any of these petitions or the relief sought therein is granted, potentially adversely affecting the growth in use of the Internet.

     It is possible that the governments of other states or foreign countries might attempt to regulate Search's business or levy sales or other taxes relating specifically to the activities engaged in by Search due to the global nature of the Internet. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject Search to additional state sales and income taxes. There is no assurance that state or foreign governments will not allege or charge violations of local laws, that Search might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, financial condition and results of operations.


RISKS ASSOCIATED WITH DOMAIN NAMES.

     Search currently holds various Web domain names relating to its brand, including the 1800USSEARCH.COM domain name. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names and such regulation is subject to change. Governing bodies may establish additional top-level domain names, appoint additional domain name registrars or modify the requirements for holding domain names. Search may be unable to acquire or maintain relevant domain names in all countries in which it conducts business. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is uncertain at present. Search may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, financial condition, results of operations and prospects.


YEAR 2000 COMPLIANCE.

      The "Year 2000 Issue" is typically the result of certain firmware limitations and of limitations of certain software written using two digits rather than four to define the applicable year. If software and firmware with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, interruptions in customer service operations, a temporary inability to process transactions, conduct searches, or engage in similar normal business activities.

     We use off-the-shelf and custom software developed internally and by third parties. We believe that most of our off-the-shelf software is Year 2000 compliant. While we do not currently believe it to be the case, we may be required to modify or replace significant portions of our software to be year 2000 compliant. The failure of our systems or firmware may have a material adverse effect on our business, financial condition, results of operations and prospects.

     Search depends on information contained primarily in electronic format in databases and computer systems maintained by third parties. We do not currently have any information concerning the Year 2000 compliance status of our suppliers, customers and Search's Internet service providers. The disruption of such third-party systems and the supply of information provided through such systems could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, Search relies on the integration of various systems in aggregating the content from multiple sources. The failure of any of those systems as a result of Year 2000 compliance issues could prevent Search from delivering its products and services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

     We have not yet fully developed a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. We are currently developing contingency plans which we expect to be developed in detail and expanded during 1999. We may be unable to develop a contingency plan that will adequately address all Year 2000 issues. Our failure to develop and implement, if necessary, an appropriate contingency plan could have a material impact on our business, financial condition, results of operations and prospects.

     We are also vulnerable to external forces that might generally affect industry and commerce, such as utility or transportation company or Internet Year 2000 compliance failures and related service interruptions. Any significant interruption of general access to, or the customary function and operations of, the Internet could have a material adverse effect on our business, financial condition, results of operations and prospects.

     Some commentators have predicted significant litigation regarding Year 2000 compliance issues. It is uncertain whether or to what extent we may be affected because of the unprecedented nature of such litigation. Although we currently believe that this issue will not pose significant operational problems, delays in the modification or conversion of our systems, or those of our vendors and suppliers of services, or the failure to fully identify all Year 2000 dependencies in our systems could have a material adverse effect on our business, financial condition, results of operations and prospects. Through March 31, 1999 we incurred no material year 2000 remediation costs, and presently anticipate incurring no material remediation costs in the future.


LABOR RELATIONS.

     We and certain of our subsidiaries are parties to several collective bargaining agreements. Our union contracts are industry-wide and our labor relations are not entirely dependent on our activities or decisions alone. A labor dispute or strike could have a material adverse effect on our future business, financial condition, results of operations and prospects.


ABSENCE OF CASH DIVIDENDS.

     We have never paid any cash dividends and have no present intention to declare or to pay cash dividends. The payment of dividends also is restricted by covenants in our credit agreement and the indentures and fiscal agency agreements under which our Convertible Subordinated Debentures were issued. It is our present policy to retain any earnings to finance our business growth and development.


NO ASSURANCE OF PUBLIC MARKET.

     Our Common Stock is currently listed on the NASDAQ National Market. We may be unable to maintain our listings. It is possible that no adequate market for our Common Stock will exist or, if such market exists, that it will continue.


SHARES AVAILABLE FOR FUTURE SALE.

     Substantially all of the 13,644,291 shares of Common Stock outstanding as of June 4, 1999 and the 2,965,019 shares of Common Stock issuable upon exercise of outstanding options or warrants or upon conversion of outstanding convertible subordinated debentures will be freely tradeable in the public markets pursuant to a registration statement or available exemption from registration. Approximately 2,070,102 of such shares are issuable at or below $10.00 per share. The availability or perception of availability of shares for public sale may have a depressive effect on the market price of the Common Stock.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "HTTP://WWW.SEC.GOV" or on our Website at "HTTP://WWW.KUSHNER-LOCKE.COM."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         -- Our Annual Report on Form 10-K for the fiscal year ended
            September 30, 1998 as amended on Forms 10-K/A filed on January 28, 1999 and February 22, 1999.

         -- Our quarterly reports on Form 10-Q for the quarter ended December
            31, 1998 and for the quarter ended March 31, 1999.

         -- Our Proxy Statement filed April 1, 1999.

         -- Our Current Reports on Form 8-K filed on October 27, 1998, April
            16, 1999 and May 3, 1999.

         -- Our registration statement on Form 8-A filed on July 16, 1996.

     We will provide a copy of the documents incorporated by reference, at no cost, upon your request. You may request a copy of these filings by writing or telephoning our Senior Vice President and Chief Financial Officer, Mr. Robert Swan, at the following address:

      The Kushner-Locke Company
      11601 Wilshire Blvd. 21st Floor
      Los Angeles, California 90025
      (310) 481-2000

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                             USE OF PROCEEDS

All net proceeds from the sale of the Common Stock covered by this prospectus will go to the shareholders who offer and sell their securities. Accordingly, we will receive no proceeds from the sale of such securities.

     If exercised, we will receive proceeds from the exercise of warrants and options, as follows:

     RAS Securities, Inc. Warrants. In 1994, RAS Securities, Inc. was the placement agent in connection with our offering and sale of our 8%
Convertible Subordinated Debentures and 9% Convertible Subordinated Debentures. As part of such transactions, we issued to RAS Securities warrants to purchase up to $1,479,000 principal amount of the 8% Debentures and up to $404,000 principal amount of the 9% Debentures. The 8% Debentures were convertible into approximately 171 shares, as adjusted, of Common Stock per $1,000 of principal amount of 8% Debentures. In March 1999 the 8% Debenture warrant holders exercised all warrants in exchange for 252,877 shares of Common Stock, and we received gross proceeds of approximately $1,775,000.The 9% Debentures are convertible into approximately 105 shares, as adjusted to date, of Common Stock per $1,000 of principal amount of 9% Debentures. The exercise price of each of these warrants is $1,200 per $1,000 of principal amount of each class of convertible subordinated debentures. Accordingly, if the current holders were to exercise all of such warrants, we would receive gross proceeds of approximately $485,000 from the 9% Debentures.

     Imperial Bank Warrants. In January 1996, we issued a warrant to purchase 83,333 shares of Common Stock to Imperial Bank. The exercise price of this warrant was $5.06280 per share. In March 1999 the holder of this warrant exercised the warrant in full as a cashless exercise pursuant to the warrant agreement. The holder received 41,394 shares of Common Stock and we received no proceeds.

     Brokerlink Option. In January and July 1996, we issued options to purchase up to an aggregate of 25,000 shares of Common Stock to Brokerlink, of which options to purchase 8,333 shares of Common Stock were not exercised prior to April 1999. The exercise price of the remaining options was $7.50 per share. In April 1999 the holder of this option exercised the remaining portion of the option in full and received 8,333 shares of Common Stock, and we received gross proceeds of approximately $62,000.

     Lew Lieberbaum & Co., Inc. Warrants. In July 1996, Lew Lieberbaum & Co., Inc. was the underwriter in connection with our offering and sale of units consisting of two shares of Common Stock and one Class C Redeemable Common Stock Purchase Warrant. Each Class C Warrant entitled the holder thereof to purchase one share of Common Stock for $6.8625 per share, as adjusted to date. As part of such transactions, we issued to Lew Lieberbaum & Co.
warrants to purchase up to 71,250 units at an exercise price of $19.18125 per unit with the Class C Warrants included in such units having an exercise
price of $11.3231 per share, each as adjusted to date.   In March and April
1999, one current holder of the underwriters warrants exercised 19,625 underwriters warrants and received 39,250 shares of Common Stock and 19,625 Class C Redeemable Common Stock Purchase Warrants, and we received gross proceeds of approximately $437,000. On May 7, 1999, we entered into Exchange and Release Agreements with the then-current holders of the underwriters warrants. Pursuant to those agreements, the holders exchanged their underwriters warrants for an option to acquire, on or before August 31, 1999, two shares of Common Stock at an exercise price of $11.32 per share for each unit still subject to the underwriters warrant and the right to acquire one Class C Warrant at an exercise price of $1.00 per Warrant for each unit still subject to the underwriters warrant. The Class C Warrants then-issuable would have an exercise price of $6.8625 per share. In May 1999 the holders exercised the warrants to acquire Class C Warrants and exercised the Class C Warrants and received 51,625 shares of Common Stock, and we received gross proceeds of approximately $406,000.

     Consultant's Option. In 1989, we issued to a consultant a ten year option to purchase 33,334 shares of Common Stock for $11.625 per share, each as adjusted to date. If the holder thereof exercises such option in full, we will receive gross proceeds of approximately $387,500.

     Arturo Feliu. As of February 1, 1998 we issued an option to purchase 25,000 shares of Common Stock at an exercise price of $2.281 per share to Arturo Feliu. Such options were issued pursuant to an agreement entered into in connection with the formation of KL/Phoenix and Mr. Feliu's employment as president thereof. In March 1999 Mr. Feliu exercised such options and we received gross proceeds of approximately $57,000. In addition, pursuant to that same agreement, we issued an option to purchase an additional 12,500 shares at an exercise price of $10.25 per share to Mr. Feliu as of February 1, 1999. If Mr. Feliu exercises the remaining options in full, we will receive gross proceeds of approximately $125,000.

     In August 1997, we issued options to purchase an aggregate of 55,000 shares of Common Stock at an exercise price of $1.878, as adjusted to date, to Jeffrey Franklin, Steve Waterman, Buddy Epstein and Mark Phillips in connection with a production and distribution agreement. In March and April 1999 holders exercised 18,500 options and obtained 18,500 shares of Common Stock, and we received gross proceeds of approximately $35,000. If the holders exercise the remainder of these options in full, we will receive gross proceeds of approximately $69,000.

     We have used the proceeds we received, and expect to use any proceeds we receive in the future upon exercise of any of the options and warrants described above, for working capital and general corporate purposes. We expect to continue to use a significant amount of our working capital to finance our development, production and distribution activities, including those of our feature film division as well as to continue to fund the working capital needs of Search. The amount of working capital required for production activities will vary depending on, among other things, actual production costs and the timing of payments from our customers. The amount of working capital required to fund Search's operations will depend on Search's results of operations.


                           SELLING SHAREHOLDERS

     An aggregate of 1,411,153 shares of common stock are being registered in this offering for the account of the selling shareholders. The selling shareholders may sell their shares commencing on the effective date of the registration statement of which this Prospectus is a part. Sales of the Common Stock may depress the price of the Common Stock in any market for the Common Stock.

     We will not receive any of the proceeds from the sale of the securities to the public but may receive proceeds from the exercise of options and warrants pursuant to which certain of the securities listed below may be issued. See "Use of Proceeds."

     The shares issuable upon exercise, if any, of any option or warrant will be issued upon such exercise by us. The table below presents certain information with respect to persons for whom we are registering securities for resale to the public other than the holders of shares of Common Stock upon exercise of the Class C Warrants.

<CAPTIONS>
          Selling                     Shares of       Number of
       Shareholders                  Common Stock   Shares Offered    Owned

The Whittier Opportunity Fund            400,000       400,000         0
The Gordon and Dana Crawford              75,000        75,000         0
   Trust, UTD 8/23/77, Gordon &
   Dana Crawford, Trustees
John W. Gildea                            20,000        20,000         0
Berrard Holdings Limited Partnership     180,000       180,000         0
David E. Siminoff                         25,000        25,000         0
Kingdon Associates                       185,000       185,000         0
Kingdon Partners                         153,000       153,000         0
Kingdon Family Partnership, LP            62,000        62,000         0
Victory Ventures LLC                     100,000       100,000         0
Ron Bass                                  33,334(a)     33,334         0
Robert A. Schneider                        8,523(b)      8,523         0
Jessy W. Dirks                            17,046(b)     17,046         0
Wellfleet Partners, Inc.                  32,000        32,000         0
Leonard A. Neuhaus                        71,250        71,250         0
Arturo Feliu                              12,500(a)     12,500         0
Jeffrey Franklin                          15,000(a)     15,000         0
Steve Waterman                            20,000(a)     20,000         0
Mark Phillips                              1,500(a)      1,500         0


(a) Represents shares of Common Stock issuable upon exercise of options or warrants to purchase shares of Common Stock.

(b) Represents shares of Common Stock issuable upon conversion of convertible subordinated debentures which are issuable upon exercise of warrants.

     None of the selling shareholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our Common Stock.


                           PLAN OF DISTRIBUTION

     We will pay all of the expenses, including, but not limited to, fees and expenses of compliance with federal and state securities or blue sky laws, incident to the registration of the shares, other than underwriting discounts and selling commissions, and fees or expenses, if any, of counsel or other advisors retained by one or more selling shareholders.

     The selling shareholders may offer the securities covered by this Prospectus at various times in one or more of the following transactions:

          -- on the National Association of Securities Dealers Automated
             Quotation System National Market;

          -- on the Pacific Stock Exchange;

          -- in a transaction other than on such market or exchange;

          -- in connection with short sales of the securities;

          -- by pledge to secure debts and other obligations;

          -- in connection with the writing of non-traded and exchange traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

          -- in a combination of any of the above transactions.

     The selling shareholders may sell their securities at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their securities. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of securities for whom they acted as agents.


                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock. At June 3, 1999, we had 13,644,291 shares of Common Stock issued and outstanding. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to the shareholders. In electing directors, however, each shareholder is entitled to cumulate votes for any candidate if, prior to the voting, such candidate's name has been placed in nomination and any shareholder has given notice of an intention to cumulate votes. The Common Stock is not subject to redemption or to liability for further calls or assessment. Holders of Common Stock will be entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefore and to share pro rata in any distribution to shareholders. The shareholders have no conversion, preemptive or other subscription rights.


                       SHARES ELIGIBLE FOR FUTURE SALE

     Substantially all of the 13,644,291 shares of Common Stock outstanding as of June 3, 1999, and, subject to issuance, the 2,965,012 shares of Common Stock issuable upon exercise of outstanding options or warrants, or issuable upon conversion of outstanding convertible securities, will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or available exemption from registration. Of such shares issuable upon exercise or conversion of outstanding securities, approximately 2,070,102 shares are issuable at or below $10.00 per share. The availability of shares for public sale, or the perception of such availability, may have a depressive effect on the market price of the Common Stock.


                                 EXPERTS

     The consolidated financial statements and the financial statement schedule of The Kushner-Locke Company included in the report on Form 10-K/A of the Company as of and for the year ended September 30, 1998, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their reports, dated December 24, 1998, accompanying such financial statements and financial statement schedule, and are incorporated herein by reference in reliance upon the reports of such firm, which reports are given upon their authority as experts in accounting and auditing. The financial statements and schedules of The Kushner-Locke Company as of September 30, 1997 and for each of the years in the two-year period ended September 30, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                PART II
                 INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration    $5,512
NASD Listing Fee                                  $17,500
Blue Sky fees and expenses                           $-0-
Accounting fees and expenses                       $5,000
Legal fees and expense                            $25,000
Miscellaneous                                      $1,988
         Total                                    $55,000


     None of the expenses of issuance and distribution of the securities set forth above are to be borne by the selling shareholders.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In accordance with Section 204.5 of the California General Corporation Law ("CGCL"), the Articles of Incorporation of the registrant (the "Company"), as amended, include a provision which eliminates the personal liability of its directors to the Company and its shareholders for monetary damage to the fullest extent permissible under California law. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of a serious injury to the Company or its shareholders,
(v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the CGCL (concerning contracts or transactions in which a director has a material financial interest or (vii) under Section 316 of the CGCL (concerning directors' liability for improper dividends, loans and guarantees). The provision does not eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his actions, if negligent or improper, have been ratified by the Board of Directors. Further, the provision has no effect on claims arising under federal or state securities or blue sky laws and does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

     The Company's Articles of Incorporation also authorize the Company to indemnify its agents (as defined in Section 317 of the CGCL) for breach of duty to the corporation and its shareholders through bylaw provisions, agreements or both, in excess of the indemnification otherwise permitted by
Section 317 of the CGCL subject to the limits on such excess indemnification set forth in Section 204 of the CGCL. The general effect of Section 317 of the CGCL and Article V of the Company's bylaws, as amended, is to provide for indemnification of its agents to the fullest extent permissible under California law.

     The Company maintains insurance coverage for each director and officer of the Company for claims against such directors and officers for any alleged breach of duty, neglect, error, misstatement, misleading statement, omission or out in their respective capacities as directors and officers of the Company, or any matter claimed against them solely by reason of their status as directors or officers of the Company, subject to certain exceptions.


ITEM 16.   EXHIBITS.

<CAPTIONS>

       EXHIBIT NO.                       DESCRIPTION

          4.1                    Indenture between the Company and National
                                 City Bank of Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 10%
                                 Convertible Subordinated Debentures Due
                                 2000, Series A(A)

          4.2                    First Supplemental Indenture between the
                                 Company and National City Bank of
                                 Minneapolis, as Trustee, dated as of March
                                 15, 1991 pertaining to 10% Convertible
                                 Subordinated Debentures Due 2000, Series A(B)

          4.3                    Indenture between the Company and National
                                 City Bank of Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 13 3/4%
                                 Convertible Subordinated Debentures Due
                                 2000, Series B(A)

          4.4 Warrant agreement between the Company and City National Bank, as Warrant Agent, dated as of March 19, 1991 pertaining to Common
                                 Stock Purchase Warrants(B)

          4.5                    Warrant Agreement between the Company and
                                 Chatfield Dean & Co., Inc. dated as of
                                 November 13, 1992(C)

          4.7 Fiscal Agency Agreement dated March 10, 1994 between and among the Company, Bank America
                                 National Trust Company and Bank of America
                                 National Trust and Savings Association(D)

          4.8                    Side letter between the Company and
                                 BankAmerica Trust Company to the Fiscal
                                 Agency Agreement dated March 10, 1994
                                 between and among the Company, BankAmerica
                                 Trust Company and Bank of America National
                                 Trust and Savings Association(D)

          4.9                    Warrant Agreement dated March 10, 1994
                                 between the Company and RAS Securities Corp.
                                 (D)

          4.10 Fiscal Agency Agreement dated July 25, 1994 between and among the Company, Bank America
                                 National Trust Company and Bank of America
                                 National Trust and Savings Association(E)

          4.11                   Form of Warrant Agreement with Lew Lieberman
                                 & Co. Inc.(F)

          4.13 Warrant agreement dated September 5, 1997 between the Company and Allen & Company
                                 Incorporated.(G)

          4.14 Warrant agreement dated September 5, 1997 between the Company and I. Friedman
                                 Equities, Inc.(G)

          4.15 Warrant Agreement dated June 27, 1997 between the Company and I. Friedman Equities, Inc.(G)

          4.16 Exchange and Release Agreement dated as of May 7, 1999 between the Company and Leonard
                                 Neuhaus

          4.17 Exchange and Release Agreement dated as of May 7, 1999 between the Company and
                                 Wellfleet Partners, Inc.

          23.1                   Consent of PricewaterhouseCoopers LLP

          23.2                   Consent of KPMG LLP

__________________

(A) Incorporated by reference from the Exhibits to the Company's Registration Statements on Form S-1, as amended, effective November 30, 1990 (File No. 33-37192), and effective December 20, 1990 (File No. 33-37193).

(B) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended, effective March 20, 1991.

(C) Incorporated by reference from Exhibits to the Company's Registration Statement on Form S-2, as amended, effective November 12, 1992 (Commission File No. 33-51544).

(D) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1994.

(E) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1994.

(F) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2, as amended, effective July 24, 1996 (Commission File No. 333-5089).

(G) Incorporated by reference from Exhibits to the Company's Registration Statement on Form S-3/A, as amended, effective January 8, 1998 (Commission File No. 333-40391).


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

       (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration
              Statement or any material change to such information in the Registration Statement;

       (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


                               SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Los Angeles, State of California, on June 4, 1999.

                                     THE KUSHNER-LOCKE COMPANY,

                                     By:   /s/ DONALD KUSHNER
                                           Donald Kushner
                                           CO-CHAIRMAN OF THE BOARD

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

<CAPTIONS>
   SIGNATURE                     TITLE                       DATE

/s/ PETER LOCKE          Co-Chairman of the Board and    June 4,1999
Peter Locke              Co-Chief Executive Officer

/s/ DONALD KUSHNER       Co-Chairman of the Board and    June 4, 1999
Donald Kushner           Co-Chief Executive Officer and
                         Secretary

/s/ ROBERT SWAN          Senior Vice President and       June 4, 1999
Robert Swan              Chief Financial Officer

/s/ ADELINA VILLAFLOR    Controller (Chief Accounting    June 4, 1999
Adelina Villaflor        Officer)

/s/ IRWIN FRIEDMAN       Director                        June 4, 1999
Irwin Friedman

                         Director
Stuart Hersch

                         Director
John Lannan


                              EXHIBIT INDEX

<CAPTIONS>
EXHIBIT NO.   DESCRIPTION
  4.1         Indenture between the Company and National City Bank of
              Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 10% Convertible Subordinated Debentures Due 2000, Series A(A)

  4.2         First Supplemental Indenture between the Company and National
              City Bank of Minneapolis, as Trustee, dated as of March 15, 1991 pertaining to 10% Convertible Subordinated Debentures Due 2000,
              Series A(B)

  4.3         Indenture between the Company and National City Bank of
              Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 13 3/4% Convertible Subordinated Debentures Due 2000, Series
              B(A)

  4.4         Warrant agreement between the Company and City National Bank, as
              Warrant Agent, dated as of March 19, 1991 pertaining to Common
              Stock Purchase Warrants(B)

  4.5         Warrant Agreement between the Company and Chatfield Dean & Co.,
              Inc. dated as of November 13, 1992(C)

  4.7 Fiscal Agency Agreement dated March 10, 1994 between and among the Company, Bank America National Trust Company and Bank of
              America National Trust and Savings Association(D)

  4.8 Side letter between the Company and BankAmerica Trust Company to the Fiscal Agency Agreement dated March 10, 1994 between and among the Company, BankAmerica Trust Company and Bank of America
              National Trust and Savings Association(D)

  4.9         Warrant Agreement dated March 10, 1994 between the Company and
              RAS Securities Corp.(D)

  4.10 Fiscal Agency Agreement dated July 25, 1994 between and among the Company, Bank America National Trust Company and Bank of
              America National Trust and Savings Association(E)

  4.11        Form of Warrant Agreement with Lew Lieberman & Co. Inc.(F)

  4.13 Warrant agreement dated September 5, 1997 between the Company and Allen & Company Incorporated.(G)

  4.14 Warrant agreement dated September 5, 1997 between the Company and I. Friedman Equities, Inc.(G)

  4.15        Warrant Agreement dated June 27, 1997 between the Company and I.
              Friedman Equities, Inc.(G)

  4.16 Exchange and Release Agreement dated as of May 7, 1999 between the Company and Leonard Neuhaus

  4.17 Exchange and Release Agreement dated as of May 7, 1999 between the Company and Wellfleet Partners, Inc.

  23.1        Consent of PricewaterhouseCoopers LLP

  23.2        Consent of KPMG LLP

__________________

(A) Incorporated by reference from the Exhibits to the Company's Registration Statements on Form S-1, as amended, effective November
       30, 1990 (File No. 33-37192), and effective December 20, 1990 (File No. 33-37193).

(B) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended, effective March 20, 1991.

(C) Incorporated by reference from Exhibits to the Company's Registration Statement on Form S-2, as amended, effective November 12, 1992 (Commission File No. 33-51544).

(D) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1994.

(E) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1994.

(F) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2, as amended, effective July 24, 1996 (Commission File No. 333-5089).

(G) Incorporated by reference from Exhibits to the Company's Registration Statement on Form S-3/A, as amended, effective January 8, 1998 (Commission File No. 333-40391).


                               EXHIBIT 4.16

                      EXCHANGE AND RELEASE AGREEMENT

     This Exchange and Release Agreement (the "Agreement") is entered into as of May 7, 1999, by and between Leonard Neuhaus ( the "Investor") and The Kushner-Locke Company (the "Company").

     WHEREAS, as part of a secondary public offering by the Company in July, 1996, the Company issued certain warrants to purchase units ("Old Units"), consisting of two shares of common stock, no par value, of the Company (the "Common Stock") and one Class C Redeemable Common Stock Purchase Warrant with an exercise price of $11.323125 per share of the Company, at an exercise price of $19.18125 per Old Unit (the "Old Warrant").

     WHEREAS, the Investor is the current lawful record and beneficial owner of Old Warrants to purchase up to 35,625 Old Units, free and clear of any and all liens, pledges, charges, options, rights of first refusal, security interests and other claims or encumbrances whatsoever (collectively, "Encumbrances").

     WHEREAS, the Investor and the Company wish to exchange Old Warrants to acquire up to 35625 Old Units for the following securities a) an option to acquire up to 71,250 shares of Common Stock at an exercise price of $11.32 per share through and including August 31, 1999 (the "Options") and b) and a warrant to purchase up to 35,625 Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") at an exercise price of $1.00 per Class C Warrant (the "Warrants"). Each Class C Warrant shall represent the right to acquire a share of Common Stock at an exercise price of $6.8625 per share pursuant to and consistent with that certain Warrant Agent Agreement, dated as of July 24, 1996, among the Company, Lew Lieberbaum & Co., Inc. and Corporate Stock Transfer, Inc.

     WHEREAS, the Investor has agreed to provide to the Company up to 10 hours per month of financial consulting services through and including August 1999 without any additional compensation and has agreed to release the Company and its affiliates from any and all Claims (as defined in Section 3 hereof).

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, it is agreed as follows:

1.   The Exchange.

     a. The Investor and the Company agree that upon execution and delivery of this Agreement by the Investor and the Company, the Old Warrants to acquire up to 35,625 Old Units shall, without any further action on behalf of any person or entity, be, and shall be deemed to be, exchanged for the Options to acquire up to 71,250 shares of Common Stock and the Warrants to acquire up to 35,625 Class C Warrants and the certificates evidencing such Old Warrants, if any, shall be deemed to be certificates evidencing such Options and Warrants with such changes thereto as a reasonably required to effectuate the exchange.

     b. The Investor agrees that on or prior to May 13, 1999 he will properly and fully exercise all of the Warrants and all of the Class C Warrants issuable upon the exercise of the Warrants and pay the aggregate exercise prices to the Company. If the Investor shall fail to so exercise the Warrants and/or such Class C Warrants, (i) the Options shall automatically be canceled and shall be deemed null and void and (ii) the Investor shall, nonetheless, be obligate to pay to the Company the aggregate exercise prices the Investor would have paid to the Company if it had properly exercised the Warrants and such Class C Warrants.

     c. The Company hereby agrees to use commercially reasonable efforts to deliver shares of Common Stock to the Investor as soon as reasonably practicable after the due and proper exercise by the Investor of the Options and/or the Class C Warrants issuable upon the exercise of the Warrant. The Company also agrees to use commercially reasonable efforts to maintain the effectiveness of a registration statement covering such shares of Common Stock, to the extent such registration statement is necessary to permit the resale of such shares, until October 29, 1999.

2. Financial Consulting Services. As further consideration for the Company agreeing to the exchange evidenced by this Agreement, the Investor agrees, as and when reasonably requested by the Company, to provide financial consulting services to the Company and its subsidiaries and affiliates beginning on the date hereof and ending on August 31, 1999. The Investor shall not be required to provide more than 10 hours per month of such financial consulting services. The Company shall not be required to compensate Investor in any way, or to pay or give any further consideration for providing such services.

3.   Release.

     a. Each of the Investor and the Company hereby fully and completely releases and forever discharges, on behalf of itself and each of its predecessors, successors, assigns, heirs, legatees, executors, representatives, attorneys, agents, guardians, custodians, administrators, conservators, affiliates and associates and any other person or entity who may in any fashion claim any interest in the subject matter hereof by, through, or on behalf of (x) as to the Investor, (i) the Company, (ii) any subsidiary, affiliates, associates or related parties of the Company and
(iii) the officers, directors, partners, shareholders, agents, employees, attorneys, custodians, administrators, conservators or any other representative of any of the foregoing or (y) as to the Company, (i) the Investor, (ii) any subsidiary, affiliates, associates or related parties of the Investor and (iii) the officers, directors, partners, shareholders, agents, employees, attorneys, custodians, administrators, conservators or any other representative of any of the foregoing (the persons and entities set forth in items (x) and (y),respectively, collectively herein referred to, as applicable, as the "Releasees") from any and all claims, demands, controversies, liabilities, damages, debts, obligations, costs, expenses, losses, compensation, attorneys' fees or causes of action of any kind or nature, whether now known or unknown, suspected or unsuspected, in law or in equity, that arose from the beginning of time through and including the date hereof (collectively, the "Claims") other than the rights and obligations set forth in this Agreement, nor will the Investor or the Company, as applicable, or any of its respective predecessors, successors, assigns heirs, legatees, executors, representatives, attorneys, agents, guardians, custodians, administrators, conservators, affiliates and associates and any other person or entity who may in any fashion claim any interest in the subject matter hereof by, through or on behalf of the Investor or the Company, as applicable, make or allege any Claim against any applicable Releasee.

     b. Each of the Investor and the Company hereby waives any and all rights which it may have with respect to this Agreement or the subject matter hereof, under the provisions of Section 1542 of the Civil Code of the State of California as now worded and as hereafter amended, which section provides in pertinent part:

          "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

It is understood and agreed that the facts in respect to which this Agreement is executed may turn out to be other than or different from the facts in that respect now known or believed by each of the parties to be true; and with such understanding and agreement, each of the Investor and the Company expressly accepts and assumes the risk of facts being other than or different from the assumptions and perceptions as of any date prior to and including the date hereof, and agrees that this Agreement shall be in all respects effective and shall not be subject to termination or rescission by reasons of any such difference in facts.

     c.  Each of the Investor and the Company represents that:

         i. he has received independent legal advice with respect to the advisability of entering into this Agreement and no party is entitled to rely upon or has in fact relied upon the legal or other advice of any other party or any other party's counsel in entering into this Agreement;

         ii. he has carefully read this Agreement, that this Agreement has been fully explained to it by its attorney, that it fully understands all of its terms and provisions and its binding effect, and that it is entering into this Agreement voluntarily;

         iii. he has conducted an adequate investigation into the matters in respect to which this Agreement is executed and has reviewed all of the documentation that he needed to review in connection with entering into this Agreement, notwithstanding any documentation or facts that may later come to light with respect thereto;

         iv. he has not heretofore assigned or transferred, or purported to assign or transfer, and it agrees that it will not hereafter assign or transfer or purport to assign or transfer, to any person or entity, any Claim released under this Agreement, or any portion thereof or interest therein. Each of the Investor and the Company agrees to indemnify, defend and hold harmless the other party and its other respective Releasees from and against any liabilities, claims, demands, damages, costs, and expenses (including, without limitation, attorneys' fees), incurred by such Releasee as a result of any person or entity asserting any such assignment or transfer or any rights or Claims under such assignment or transfer.

     4. Representations and Warranties. The Investor hereby represents and warrants to the Company (which shall be true at the signing of this Agreement and at the time of the delivery of the certificates currently evidencing the Old Warrants) that:

         a. Title and Ownership. The Investor is the current, lawful record and beneficial owner of Old Warrants to acquire up to 35,625 Old Units and has good and marketable title to such Old Warrants, free and clear of any Encumbrances.

         b. No Commission; Remuneration. No commission, payment or other remuneration of any kind or in any form is to be paid or given directly or indirectly to any person or entity for soliciting the exchange covered by this Agreement.

         c. Restrictions on Transfer. The Investor has not heretofore assigned, transferred, sold, Encumbered or otherwise disposed of, or purported to assign, transfer, sell, Encumber or otherwise dispose of, all or any portion of or any rights or interests in the Old Warrants. The Investor agrees and acknowledges that neither the Options nor the Warrants can be assigned, transferred, sold, Encumbered or otherwise disposed of other than through the exercise thereof by the Investor. The Investor agrees and acknowledges that the Class C Warrants issuable upon the exercise of the Warrants and the shares of Common Stock issuable upon the exercise of the Options and the Class C Warrants are subject to the prospectus delivery requirements of the Securities Act of 1933, as amended. Any purported or attempted improper assignment, transfer, sale, Encumbrance or other disposition shall be null and void.

         d. Organization and Good Standing. The Investor is an individual and a resident of the State of New York and has all requisite power and authority to execute and deliver this Agreement and to exchange the Old Warrants owned by it for the Options and the Warrants. The Investor does not maintain an office or have an address in the State of California.

         e. Accredited Investor. The Investor is an "accredited investor" as defined in Rule 501(a) promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act").

        f. Investment Purpose; No Distribution. The Investor is acquiring the Options and Warrants solely for the Investor's own account for investment purposes only as a principal and not with a view to the resale or distribution of all or any part thereof.

        g. No General Solicitation. The Options and Warrants were not offered to the Investor through, and the Investor is not aware of, any form of general solicitation or general advertising, including, without limitation, (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

        h. Reliance on own Advisors. The Investor has relied completely on the advice of, or has consulted with, its own personal tax, investment, legal or other advisors and has not relied on the Company or any of its affiliates, officers, directors, attorneys, accountants, representatives, a gents, advisors or any affiliates of any of the forgoing and each other person, if any, who controls any of the foregoing, within the meaning of
Section 15 of the Securities Act, for any advice.

        i. Capability to Evaluate. The Investor has such knowledge and experience in financial and business matters, either directly or through its representatives or advisors, that it is capable of evaluating the merits and risks of an investment in the Company.

        j. Exempt Transaction. The Investor understands that the Options and the Warrants are being offered, issued and exchanged in reliance on specific exemptions from the registration requirements of federal and state law and that the representations, warranties, agreements, acknowledgments and understandings set forth herein are being relied upon by the Company in determining the applicability of such exemptions and the suitability of the Investor to acquire the Options and the Warrants.

        k. Class C Warrants Governed by Redemption Notice. The Investor acknowledges and agrees that the Company has called all Class C Warrants for redemption effective May 14, 1999 and that such call for redemption of the Class C Warrants includes the Class C Warrants issuable to the Investor upon the exercise of the Warrants.

5. Notices to Parties. All notices and other communications shall be effective (i) upon receipt if (a) hand delivered or (b) sent by facsimile transmission and confirmed by mail, (ii) the third day after mailing, postage prepaid return receipt requested, and (iii) one day after sending by recognized "over-night" delivery service. Any such notice not contemplated above shall be effective upon receipt. For the purposes of this Section 5, notices to the Company shall be sent to the attention of Robert Swan at The Kushner-Locke Company, 11601 Wilshire Boulevard, 21st Floor, Los Angeles, California 90025. Notices to the Investor shall be sent to the address of the Investor as set forth on the signature page hereof. Each party may change its address from time to time for purposes of notice hereunder by giving notice to the other party hereto in accordance with this Section 5.

6. Complete Agreement. This is the complete agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements with respect thereto. There are no representations, warranties, covenants, conditions, terms, agreements, promises, understandings, commitments or other arrangements with respect to the subject matter hereof other than those expressly set forth herein.

7. Governing Law. This Agreement shall be governed by and construed under the laws of the State of California without giving effect to any conflict of law provisions thereof.

8. Expenses. Except as otherwise specifically provided herein, each of the parties hereto shall pay their respective counsel fees, accounting fees and other costs and expenses incurred in connection with the negotiation, making, execution, delivery and performance of this Agreement.

9. Binding Agreement; Successors. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and each of their respective predecessors, successors and assigns.

10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11. Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof or any subsequent application of such provision held invalid, illegal or unenforceable. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be valid, legal and enforceable.

12. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable and actual attorneys' fees in addition to its cost and expense and any other available remedy.

13. Interpretation. The parties hereto agree that each party has participated in the drafting and preparation of this Agreement, and, accordingly, in any construction or interpretation of this Agreement, the same shall not be construed against any party by reason of the source of drafting.

14. Waiver; Amendment. All waivers of any provision or breach of this Agreement must be in writing, executed by the waiving party. No waiver of any provision or breach of this Agreement shall be a waiver of any other provision or breach of this Agreement or any subsequent breach of such provision. Any amendment or modification of this Agreement must be in writing and executed by all of the parties hereto.

                 [Remainder of Page Intentionally Left Blank]

      IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement on the day and year first above written.

                                     LEONARD NEUHAUS ("Investor")


                                     By: /S/ LEONARD NEUHAUS


Address for Notices:




Attention:

THE KUSHNER-LOCKE COMPANY


By: /S/ ROBERT SWAN
Name:   Robert Swan
Title:  SVP + CFO

                               EXHIBIT 4.17


                     EXCHANGE AND RELEASE AGREEMENT

     This Exchange and Release Agreement (the "Agreement") is entered into as of May 7, 1999, by and between Wellfleet Partners, Inc. ( the "Investor") and The Kushner-Locke Company (the "Company").

     WHEREAS, as part of a secondary public offering by the Company in July, 1996, the Company issued certain warrants to purchase units ("Old Units"), consisting of two shares of common stock, no par value, of the Company (the "Common Stock") and one Class C Redeemable Common Stock Purchase Warrant with an exercise price of $11.323125 per share of the Company, at an exercise price of $19.18125 per Old Unit (the "Old Warrant").

     WHEREAS, the Investor is the current lawful record and beneficial owner of Old Warrants to purchase up to 16,000 Old Units, free and clear of any and all liens, pledges, charges, options, rights of first refusal, security interests and other claims or encumbrances whatsoever (collectively, "Encumbrances").

     WHEREAS, the Investor and the Company wish to exchange Old Warrants to acquire up to 16,000 Old Units for the following securities a) an option to acquire up to 32,000 shares of Common Stock at an exercise price of $11.32 per share through and including August 31, 1999 (the "Options") and b) and a warrant to purchase up to 16,000 Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") at an exercise price of $1.00 per Class C Warrant (the "Warrants"). Each Class C Warrant shall represent the right to acquire a share of Common Stock at an exercise price of $6.8625 per share pursuant to and consistent with that certain Warrant Agent Agreement, dated as of July 24, 1996, among the Company, Lew Lieberbaum & Co., Inc. and Corporate Stock Transfer, Inc.

     WHEREAS, the Investor has agreed to provide to the Company up to 10 hours per month of financial consulting services through and including August 1999 without any additional compensation and has agreed to release the Company and its affiliates from any and all Claims (as defined in Section 3 hereof).

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, it is agreed as follows:

1.   The Exchange.

a. The Investor and the Company agree that upon execution and delivery of this Agreement by the Investor and the Company, the Old Warrants to acquire up to 16,000 Old Units shall, without any further action on behalf of any person or entity, be, and shall be deemed to be, exchanged for the Options to acquire up to 32,000 shares of Common Stock and the Warrants to acquire up to 16,000 Class C Warrants and the certificates evidencing such Old Warrants shall be deemed to be certificates evidencing such Options and Warrants with such changes thereto as a reasonably required to effectuate the exchange.

b. The Investor agrees that on or prior to May 13, 1999 it will properly and fully exercise all of the Warrants and all of the Class C Warrants issuable upon the exercise of the Warrants and pay the aggregate exercise prices to the Company. If the Investor shall fail to so exercise the Warrants and/or such Class C Warrants, (i) the Options shall automatically be canceled and shall be deemed null and void and (ii) the Investor shall, nonetheless, be obligate to pay to the Company the aggregate exercise prices the Investor would have paid to the Company if it had properly exercised the Warrants and such Class C Warrants.

c. The Company hereby agrees to use commercially reasonable efforts to deliver shares of Common Stock to the Investor as soon as reasonably practicable after the due and proper exercise by the Investor of the Options and/or the Class C Warrants issuable upon the exercise of the Warrant. The Company also agrees to use commercially reasonable efforts to maintain the effectiveness of a registration statement covering such shares of Common Stock, to the extent such registration statement is necessary to permit the resale of such shares, until October 29, 1999.

2. Financial Consulting Services. As further consideration for the Company agreeing to the exchange evidenced by this Agreement, the Investor agrees, as and when reasonably requested by the Company, to provide financial consulting services to the Company and its subsidiaries and affiliates beginning on the date hereof and ending on August 31, 1999. The Investor shall not be required to provide more than 10 hours per month of such financial consulting services. The Company shall not be required to compensate Investor in any way, or to pay or give any further consideration for providing such services.

3. Release.

   a. Each of the Investor and the Company hereby fully and completely releases and forever discharges, on behalf of itself and each of its predecessors, successors, assigns, heirs, legatees, executors, representatives, attorneys, agents, guardians, custodians, administrators, conservators, affiliates and associates and any other person or entity who may in any fashion claim any interest in the subject matter hereof by, through, or on behalf of (x) as to the Investor, (i) the Company, (ii) any subsidiary, affiliates, associates or related parties of the Company and
(iii) the officers, directors, partners, shareholders, agents, employees, attorneys, custodians, administrators, conservators or any other representative of any of the foregoing or (y) as to the Company, (i) the Investor, (ii) any subsidiary, affiliates, associates or related parties of the Investor and (iii) the officers, directors, partners, shareholders, agents, employees, attorneys, custodians, administrators, conservators or any other representative of any of the foregoing (the persons and entities set forth in items (x) and (y), respectively, collectively herein referred to, as applicable, as the "Releasees") from any and all claims, demands, controversies, liabilities, damages, debts, obligations, costs, expenses, losses, compensation, attorneys' fees or causes of action of any kind or nature, whether now known or unknown, suspected or unsuspected, in law or in equity, that arose from the beginning of time through and including the date hereof (collectively, the "Claims") other than the rights and obligations set forth in this Agreement, nor will the Investor or the Company, as applicable, or any of its respective predecessors, successors, assigns heirs, legatees, executors, representatives, attorneys, agents, guardians, custodians, administrators, conservators, affiliates and associates and any other person or entity who may in any fashion claim any interest in the subject matter hereof by, through or on behalf of the Investor or the Company, as applicable, make or allege any Claim against any applicable Releasee.

b. Each of the Investor and the Company hereby waives any and all rights which it may have with respect to this Agreement or the subject matter hereof, under the provisions of Section 1542 of the Civil Code of the State of California as now worded and as hereafter amended, which section provides in pertinent part:

              "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

It is understood and agreed that the facts in respect to which this Agreement is executed may turn out to be other than or different from the facts in that respect now known or believed by each of the parties to be true; and with such understanding and agreement, each of the Investor and the Company expressly accepts and assumes the risk of facts being other than or different from the assumptions and perceptions as of any date prior to and including the date hereof, and agrees that this Agreement shall be in all respects effective and shall not be subject to termination or rescission by reasons of any such difference in facts.

c.    Each of the Investor and the Company represents that:

      i. it has received independent legal advice with respect to the advisability of entering into this Agreement and no party is entitled to rely upon or has in fact relied upon the legal or other advice of any other party or any other party's counsel in entering into this Agreement;

      ii. it has carefully read this Agreement, that this Agreement has been fully explained to it by its attorney, that it fully understands all of its terms and provisions and its binding effect, and that it is entering into this Agreement voluntarily;

      iii. it has conducted an adequate investigation into the matters in respect to which this Agreement is executed and has reviewed all of the documentation that it needed to review in connection with entering into this Agreement, notwithstanding any documentation or facts that may later come to light with respect thereto;

      iv. it has not heretofore assigned or transferred, or purported to assign or transfer, and it agrees that it will not hereafter assign or transfer or purport to assign or transfer, to any person or entity, any Claim released under this Agreement, or any portion thereof or interest therein. Each of the Investor and the Company agrees to indemnify, defend and hold harmless the other party and its other respective Releasees from and against any liabilities, claims, demands, damages, costs, and expenses (including, without limitation, attorneys' fees), incurred by such Releasee as a result of any person or entity asserting any such assignment or transfer or any rights or Claims under such assignment or transfer.

4. Representations and Warranties. The Investor hereby represents and warrants to the Company (which shall be true at the signing of this Agreement and at the time of the delivery of the certificates currently evidencing the Old Warrants) that:

      a. Title and Ownership. The Investor is the current, lawful record and beneficial owner of Old Warrants to acquire up to 16,000 Old Units and has good and marketable title to such Old Warrants, free and clear of any Encumbrances.

      b. No Commission; Remuneration. No commission, payment or other remuneration of any kind or in any form is to be paid or given directly or indirectly to any person or entity for soliciting the exchange covered by this Agreement.

      c. Restrictions on Transfer. The Investor has not heretofore assigned, transferred, sold, Encumbered or otherwise disposed of, or purported to assign, transfer, sell, Encumber or otherwise dispose of, all or any portion of or any rights or interests in the Old Warrants. The Investor agrees and acknowledges that neither the Options nor the Warrants can be assigned, transferred, sold, Encumbered or otherwise disposed of other than through the exercise thereof by the Investor. The Investor agrees and acknowledges that the Class C Warrants issuable upon the exercise of the Warrants and the shares of Common Stock issuable upon the exercise of the Options and the Class C Warrants are subject to the prospectus delivery
requirements of the Securities Act of 1933, as amended.   Any purported or
attempted improper assignment, transfer, sale, Encumbrance or other disposition shall be null and void.

     d. Organization and Good Standing. The Investor is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite power and authority to carry on its business as now conducted, to execute and deliver this Agreement and to exchange the Old Warrants owned by it for the Options and the Warrants.
The Investor does not maintain an office or have an address in the State of California.

     e. Accredited Investor. The Investor is an "accredited investor" as defined in Rule 501(a) promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act").

     f. Investment Purpose; No Distribution. The Investor is acquiring the Options and Warrants solely for the Investor's own account for investment purposes only as a principal and not with a view to the resale or distribution of all or any part thereof.

     g. No General Solicitation. The Options and Warrants were not offered to the Investor through, and the Investor is not aware of, any form of general solicitation or general advertising, including, without limitation,
(i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

     h. Reliance on own Advisors. The Investor has relied completely on the advice of, or has consulted with, its own personal tax, investment, legal or other advisors and has not relied on the Company or any of its affiliates, officers, directors, attorneys, accountants, representatives, agents, advisors or any affiliates of any of the forgoing and each other person, if any, who controls any of the foregoing, within the meaning of Section 15 of the Securities Act, for any advice.

     i. Capability to Evaluate. The Investor has such knowledge and experience in financial and business matters, either directly or through its representatives or advisors, that it is capable of evaluating the merits and risks of an investment in the Company.

     j. Exempt Transaction. The Investor understands that the Options and the Warrants are being offered, issued and exchanged in reliance on specific exemptions from the registration requirements of federal and state law and that the representations, warranties, agreements, acknowledgments and understandings set forth herein are being relied upon by the Company in determining the applicability of such exemptions and the suitability of the Investor to acquire the Options and the Warrants.

     k. Class C Warrants Governed by Redemption Notice. The Investor acknowledges and agrees that the Company has called all Class C Warrants for redemption effective May 14, 1999 and that such call for redemption of the Class C Warrants includes the Class C Warrants issuable to the Investor upon the exercise of the Warrants.

5. Notices to Parties. All notices and other communications shall be effective (i) upon receipt if (a) hand delivered or (b) sent by facsimile transmission and confirmed by mail, (ii) the third day after mailing, postage prepaid return receipt requested, and (iii) one day after sending by recognized "over-night" delivery service. Any such notice not contemplated above shall be effective upon receipt. For the purposes of this Section 5, notices to the Company shall be sent to the attention of Robert Swan at The Kushner-Locke Company, 11601 Wilshire Boulevard, 21st Floor, Los Angeles, California 90025. Notices to the Investor shall be sent to the address of the Investor as set forth on the signature page hereof. Each party may change its address from time to time for purposes of notice hereunder by giving notice to the other party hereto in accordance with this Section 5.

6. Complete Agreement. This is the complete agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements with respect thereto. There are no representations, warranties, covenants, conditions, terms, agreements, promises, understandings, commitments or other arrangements with respect to the subject matter hereof other than those expressly set forth herein.

7. Governing Law. This Agreement shall be governed by and construed under the laws of the State of California without giving effect to any conflict of law provisions thereof.

8. Expenses. Except as otherwise specifically provided herein, each of the parties hereto shall pay their respective counsel fees, accounting fees and other costs and expenses incurred in connection with the negotiation, making, execution, delivery and performance of this Agreement.

9. Binding Agreement; Successors. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and each of their respective predecessors, successors and assigns.

10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11. Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof or any subsequent application of such provision held invalid, illegal or unenforceable. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be valid, legal and enforceable.

12. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable and actual attorneys' fees in addition to its cost and expense and any other available remedy.

13. Interpretation. The parties hereto agree that each party has participated in the drafting and preparation of this Agreement, and, accordingly, in any construction or interpretation of this Agreement, the same shall not be construed against any party by reason of the source of drafting.

14. Waiver; Amendment. All waivers of any provision or breach of this Agreement must be in writing, executed by the waiving party. No waiver of any provision or breach of this Agreement shall be a waiver of any other provision or breach of this Agreement or any subsequent breach of such provision. Any amendment or modification of this Agreement must be in writing and executed by all of the parties hereto.

             [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement on the day and year first above written.

                            WELLFLEET PARTNERS, INC.


                            By: /S/ MARK I. LEV
                            Name:   Mark I. Lev
                            Title:  Managing Director

Address for Notices:




Attention:

THE KUSHNER-LOCKE COMPANY


By: /S/ ROBERT SWAN
Name:   Robert Swan
Title:  SVP + CFO

                               EXHIBIT 23.1


The Board of Directors
The Kushner-Locke Company:


     We hereby consent to the incorporation by reference in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-72785) of our reports dated December 24, 1998, on our audit of the consolidated financial statements and the financial statement schedule of The Kushner-Locke Company as of and for the year ended September 30, 1998, which reports are included in the Annual Report on Form 10-K/A. We also consent to the reference to us under the heading "Experts" in such Registration Statement.



/s/ PRICEWATERHOUSECOOPERS LLP


Los Angeles, California
June 4, 1999

                              EXHIBIT 23.2

The Board of Directors
The Kushner-Locke Company:

We consent to incorporation by reference in the Post-Effective Amendment No. 1 to the registration statement on Form S-3 (No. 333-72785) of The Kushner-Locke Company of our report dated December 26, 1997, relating to the consolidated balance sheet of The Kushner-Locke Company and subsidiaries as of September 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 1997, and the related schedule for each of the years in the two-year period ended September 30, 1997, which report appears in the September 30, 1998 annual report on Form 10-K/A of The Kushner-Locke Company.

We consent to the reference to our firm under the heading "Experts" in the prospectus.


/s/ KPMG LLP


Los Angeles, California
June 4, 1999